

07000773

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC MAIL PROCESSING
RECEIVED
JAN 25 2007
WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/01/05** (MM/DD/YY) AND ENDING **11/30/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Van Kampen Funds Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet Paik — (917) 790-5657
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Patti L. Behnke, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Van Kampen Funds Inc., as of November 30, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Patti L. Behnke
Executive Director and Financial and Operations Principal

Subscribed to before me this
22nd day of January, 2007.



MARLON J. BUENDIA
NOTARY PUBLIC, State of New York
No. 01BU5070005
Qualified in Queens County
Commission Expires December 9, 2010

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Van Kampen Funds Inc.:

We have audited the accompanying statement of financial condition of Van Kampen Funds Inc., (the "Company") as of November 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Van Kampen Funds Inc. as of November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.



January 22, 2007

VAN KAMPEN FUNDS INC.
Statement of Financial Condition
November 30, 2006
(dollars in thousands, except share data)

Assets	
Cash and cash equivalents	$ 74,793
Cash equivalents segregated under regulation or collateral agreement	1,000
Securities Purchased under agreement to resell	78,011
Financial instruments owned	13,463
Receivables:	
Parent	158,630
Brokers/Dealers	74,894
Funds	15,166
Customers	10,564
Trustee	9,720
Other	2,918
Goodwill	17,768
Deposits	3,149
Other assets	369
Total assets	$ 460,445
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 71,006
Brokers/Dealers	51,692
Affiliate	21,441
Trustee	26
Accrued compensation	18,294
Accounts payable and other accrued expenses	5,224
Total liabilities	167,683
Stockholder's equity:	
Common stock, $100 par value, 2,500 shares authorized, issued and outstanding	250
Additional paid-in capital	132,365
Retained earnings	160,147
Total stockholder's equity	292,762
Total liabilities and stockholder's equity	$ 460,445

See notes to statement of financial condition.

VAN KAMPEN FUNDS INC.
Notes to Statement of Financial Condition
November 30, 2006
(dollars in thousands)

Note 1 – Introduction and Basis of Presentation

Van Kampen Funds Inc. (the "Company") is a Delaware corporation and a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a sponsor of Unit Investment Trusts ("UITs") and distributor of the Van Kampen open and closed end funds (collectively, the "Funds"). The Company is a wholly owned subsidiary of Van Kampen Investments Inc. (the "Parent"), which is a wholly owned indirect subsidiary of Morgan Stanley. The Company's products are sold by unaffiliated distributors and by subsidiaries of Morgan Stanley.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments not held for resale with maturities, when purchased, of three months or less. Cash and cash equivalents are primarily invested in U.S. government Treasury bills.

Cash Equivalents Segregated Under Regulation or Collateral Agreement

Cash Equivalents Segregated Under Regulation or Collateral Agreement represents a certificate of deposit of $1,000 which is segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Purchased Under Agreement to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) represent amounts invested on an overnight basis and are considered an ordinary part of operations. It is the policy of the Company to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company requires counterparties to deposit additional collateral when appropriate.

Fair Value of Financial Instruments

Fair values of financial instruments owned are based on quoted market prices, dealer prices or amounts that approximate quoted prices for securities of comparable quality, maturity and interest rate. For other financial instruments including cash, cash equivalents, receivables, payables and accrued expenses, the amounts approximate fair value due to the liquidity and short term nature of these instruments.

Financial Instruments Owned

Financial instruments owned, consisting of municipal securities, exchange traded funds, mutual funds and UIT inventory, are recorded at fair value in the Statement of Financial Condition. Securities transactions are recorded on trade date.

The Company may use U.S. Treasuries, exchange traded funds, as well as index futures, which are types of derivative financial instruments, to economically hedge against market value changes in its trading inventory. Open futures contracts are marked to market daily. The notional amount of open futures contracts at November 30, 2006 is $10,291.

Receivables

Receivables from customers and broker/dealers represent amounts due from customers and broker/dealers as a result of securities transactions which are recorded on trade date.

Receivables from Funds represent shareholder service fees receivables which are based on percentage of the monthly average daily net asset values of certain classes of shares of the Funds, net of waivers.

Goodwill

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the amortization of goodwill and indefinite-lived intangible assets is not permitted. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment. During fiscal 2006, the Company completed the annual goodwill impairment test (as of December 1st each year), which did not indicate any goodwill impairment and therefore did not have an effect on the Company's financial condition.

Deposits

Deposits represent the clearing fund requirement held with the National Securities Clearing Corporation and Depository Trust & Clearing Corporation.

Payables

Payables to customers and brokers/dealers represent amounts due to customers and brokers/dealers as a result of securities transactions which are recorded on trade date. Additionally, payables to brokers/dealers also include amounts primarily related to fee sharing arrangements and shareholder servicing fees with external broker/dealers.

Payable to trustee represents the Company's open contractual commitments to deliver securities to the UITs that it sponsors, which are backed by letters of credit collateralized by cash and securities. The payable to trustee is recorded on a trade date basis.

Income Taxes

Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Note 3 – Financial Instruments Owned

Financial instruments owned consisted of the following as of November 30, 2006:

UIT inventory	$ 11,710
Municipal securities	1,070
Mutual funds and Exchange traded funds	683
Total	$ 13,463

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company files separate entity state and local tax returns and is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the separate company and unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all deferred tax assets and liabilities are offset with current taxes payable and other intercompany balances in receivable from Parent in the Statement of Financial Condition.

Deferred income taxes reflect the net tax effect of the temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are primarily attributable to deferred compensation, incentive compensation bonus plans and general reserves. Deferred tax liabilities are primarily attributable to goodwill amortization.

Note 5 – Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At November 30, 2006, the Company had net capital of approximately $85,924, which was approximately $85,674 in excess of its required minimum net capital.

Note 6 – Related Party Transactions

Transactions with the Parent primarily include reimbursement of expenses, sales of the deferred commission assets and deferred sales charge receivables related to UIT and all tax transactions. As a result of its transactions with the Parent, the Company has an intercompany receivable from Parent of $158,630 at November 30, 2006.

Fund Distribution Costs

Sales commissions paid by the Company in conjunction with the sale of its open end products are recorded as deferred commission assets. The Company sells the deferred commission assets to its Parent at cost. As a result, the Parent is entitled to the 12b-1 distribution fees and any contingent deferred sales charge received by the Company. Sales commissions paid by the Company in conjunction with the sale of certain of its closed end products are fully reimbursed by an affiliate. As a result, the affiliate is entitled to any

contingent deferred sales charge received by the Company.

The Company pays shareholder servicing fees and distribution fees on Class C assets aged over a year to an affiliate.

The sale of Company sponsored UITs that offer a deferred sales charge to the purchaser of those products result in deferred sales charge receivables which are due to the Company from the UIT. The Company sells the deferred sales charge receivables related to the distribution of UITs to its Parent at cost.

The Company compensates an affiliate in connection with volume concessions based on the sale of UITs and second year deferred sales charge based on units outstanding.

The Company compensates an affiliate in connection with the sale, distribution, retention, and/or servicing of Fund shares.

Note 7 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by Morgan Stanley. The following summarizes these plans:

Equity-Based Compensation Plans

Eligible employees of the Company participate in several of Morgan Stanley's equity-based stock compensation plans. The Company early adopted SFAS No. 123R, "Share-Based Payment," using the modified prospective approach as of December 1, 2004. SFAS No. 123R revised the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods.

For stock-based awards issued prior to the adoption of SFAS No. 123R, the Company's accounting policy for awards granted to retirement-eligible employees was to recognize compensation cost over the service period specified in the award terms. The Company accelerates any unrecognized compensation cost for such awards if and when a retirement-eligible employee leaves the Company. For stock-based awards made to retirement-eligible employees during fiscal 2005, the Company recognized compensation expense for such awards on the date of grant.

For fiscal 2005 year-end stock-based compensation awards that were granted to retirement-eligible employees in December 2005, the Company recognized the compensation cost for such awards at the date of grant instead of over the service period specified in the award terms.

Additionally, based on interpretive guidance related to SFAS No. 123R in the first quarter of fiscal 2006, the Company changed its accounting policy for expensing the cost of anticipated fiscal 2006 year-end equity awards that were granted to retirement-eligible employees in the first quarter of fiscal 2007. Effective December 1, 2005, the Company accrues the estimated cost of these awards over the course of the current fiscal year rather than expensing the awards on the date of grant (which occurred in December 2006). The Company believes that this method of recognition for retirement-eligible employees is preferable because it better reflects the period over which the compensation is earned.

Equity-based compensation costs are charged to the Company by Morgan Stanley based upon the awards granted to employees in the Company participating in the programs.

Employee Benefit Plans

Substantially all employees are covered by a non-contributory defined benefit plan, other postretirement benefits, and primary health care and life insurance plans sponsored by Morgan Stanley. Pension benefits are based on each employee's years of credited service and compensation levels specified in the plan. Certain employees are covered by postretirement plans sponsored by Morgan Stanley that provide medical and life insurance for eligible retirees and dependents. Employees of the Company are eligible to participate in a 401(k) plan sponsored by Morgan Stanley upon meeting certain eligibility requirements.

Note 8 – Commitments and Contingencies

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. At November 30, 2006, there were approximately $26 of outstanding net purchase commitments.

The Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. The bank is committed to provide up to $50,000. At November 30, 2006, approximately $26 was outstanding under these agreements with expiration dates ranging from November 28, 2006 through November 28, 2007. The Company is charged an annual interest rate of 0.125% on amounts outstanding. These credit agreements are collateralized by cash and securities but do not contain restrictive covenants.

Note 9 – Litigation

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

Note 10 – Accounting Developments

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of December 1, 2007. The Company is currently evaluating the potential impact of adopting FIN 48.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Effective December 1, 2006, the Company elected early adoption of SFAS No. 157. The impact of the adoption of SFAS No. 157 will be limited to expanded disclosures in the Company's financial statements.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 22, 2007

Van Kampen Funds Inc.
1221 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the statement of financial condition of Van Kampen Funds Inc., (the "Company") for the year ended November 30, 2006, on which we issued our report dated January 22, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on this financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk

that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END